SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 1-14478

                           NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ X ] Form 10-Q
             and Form 10-KSB                                 and Form 10-QSB

[   ]  Form N-SAR
            For Period Ended:  Not Applicable
                             --------------------------------------------------
[   ]  Transition Report on Form 10-K    [   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form 20-F    [   ]  Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K
            For the Transition Period Ended:   Not Applicable
                                            -----------------------------------
 (Read attached instruction sheet before preparing form. Please print or type).

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:   Not Applicable
                                                        -----------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:     Room Plus, Inc.
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Former Name if applicable:   Not Applicable
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Address of Principal Executive Office (Street and number):   91 Michigan Avenue
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City, State and Zip Code:   Paterson, New Jersey 07503
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                                     PART II
                             RULE 12b-25(b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).


   [ X ]    (a)   The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without reasonable effort or expense;

   [ X ]    (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11- K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [   ]    (c)   The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached, if applicable.

                                    PART III
                                    NARRATIVE

       State below in reasonable detail the reasons why the Form 10-QSB could not be filed within the prescribed time period.

       In connection with the preparation of its financial statements for the three months and nine months ended September 30, 1998, the Company has determined that it will be necessary to revise its financial statements for the prior two fiscal quarters in order to make adjustments to its reported closing inventory and cost of goods sold for such periods and to related line items on such financial statements, the calculation of which are based thereon. Any adjustments in the prior numbers will affect the numbers for this quarter. The Company is currently making the necessary adjustments with its independent accountants and anticipates that it will be able to file its Form 10-QSB for the nine months ended September 30, 1998 by the close of business today, and, shall shortly thereafter file amendments to its previously filed Forms 10-QSB for the three months ended March 31, 1998 and for the six months ended June 30, 1998.


                                     PART IV
                                OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification.

  Jay H. Goldberg, Chief Financial Officer        (973)          523-4600
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                 (Name)                        (Area Code)   (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                [ X ]  Yes      [   ]  No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                [ X ]  Yes      [   ]  No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 ROOM PLUS, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   November 17, 1998         By: /s/ Jay H. Goldberg
      ---------------------          ----------------------------------------
                                     Jay H. Goldberg, Chief Financial Officer


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

PART IV - Item (3)


       Explanation of the anticipated change in results of operations from the corresponding period for the last fiscal year.

       Results of operations are anticipated to be as follows:



                                                Nine Months Ended September 30,

                                                    1998               1997
                                              ---------------        --------
                                                Anticipated           Actual
                                              --------------         --------

Revenues                                      $14,228,450        $12,145,971

Costs of goods sold                             5,954,324          5,029,014

Selling expenses                                7,072,458          7,017,136

General and administrative expenses             1,535,325          2,253,829

Loss from operations                            (333,657)        (2,154,008)

Net loss                                        (321,675)        (1,231,489)

Net loss per share                                  (.07)              (.28)


       For the nine months ending September 30, 1998, revenues increased approximately 17% from revenues for the comparative quarter in the previous fiscal year. The increase in cost of goods sold was primarily the result of the increase in revenues. The decrease in selling, general and administrative expenses was primarily the result of reduced advertising expenses, professional fees and certain store operating costs.